Mail Stop 4561

August 21, 2008

Herve Caen
Chief Executive Officer
Interplay Entertainment Corporation
100 N. Crescent Drive
Beverly Hills, California 90210

   Re: Interplay Entertainment Corporation
       Form 10-K for the fiscal year ended December 31, 2007
       Filed on April 3, 2008
       File No. 000-24363

Dear Mr. Caen:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

           Sincerely,

           Stephen Krikorian
           Accounting Branch Chief